                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                   FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the Fiscal Year Ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          RELIANT ENERGY, INCORPORATED

                   (FORMERLY HOUSTON INDUSTRIES INCORPORATED)

                             1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                               TABLE OF CONTENTS

Independent Auditors' Report                                                                    Page  1

Financial Statements:

         Statement of Net Assets Available for Benefits, December 31, 1998                      Page  2

         Statement of Net Assets Available for Benefits, December 31, 1997                      Page  3

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1998                                                           Page  4

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997                                                           Page  5

         Notes to Financial Statements for the Years Ended
         December 31, 1998 and 1997                                                             Page  6

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1998 (Item 27a)                     Page 12

         Supplemental Schedule of 5% Reportable Transactions for the
         Year Ended December 31, 1998 (Item 27d)                                                Page 13


         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

NorAm Energy Corp. Employee Savings and Investment Plan:

We have audited the accompanying statements of net assets for benefits of the NorAm Energy Corp. Employee Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of the individual funds. These supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




Houston, Texas
June 18, 1999

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1998

                                 (IN THOUSANDS)


                                                      AMERICAN                                            AMERICAN      AMERICAN
                          NORAM ENERGY    COMPANY      EXPRESS       AMERICAN    AMERICAN    AMERICAN     EXPRESS       EXPRESS
                              CORP.       COMMON      TRUST U.S.      EXPRESS     EXPRESS     EXPRESS       NEW        DIVERSIFIED
                           POOLED GIC      STOCK     GOVERNMENT     SELECTIVE     MUTUAL   TRUST EQUITY  DIMENSIONS   EQUITY INCOME
                              FUND         FUND    SECURITIES FUND     FUND        FUND     INDEX FUND      FUND          FUND
                           -----------   --------   ---------------  ---------   --------   ------------  ----------  -------------

ASSETS

INVESTMENTS

   Aetna Life Insurance
   Contract GIC              $ 6,626

   Company Common Stock                  $ 92,608

   Equity Funds                                                                  $ 42,635     $ 51,253      $ 96,832     $ 6,312

   Fixed Income Funds                                  $ 53,041       $ 21,738

   Loans to Participants
                             -------     --------      --------       --------   --------     --------      --------     -------

   TOTAL INVESTMENTS           6,626       92,608        53,041         21,738     42,635       51,253        96,832       6,312

RECEIVABLES

   Dividends and Interest                                   206
   Fund Transfers, net                         40            85            (29)       (65)         110          (142)          1
                             -------     --------      --------       --------   --------     --------      --------     -------

   TOTAL RECEIVABLES                           40           291            (29)       (65)         110          (142)          1
                             -------     --------      --------       --------   --------     --------      --------     -------


NET ASSETS AVAILABLE
FOR BENEFITS                 $ 6,626     $ 92,648      $ 53,332       $ 21,709   $ 42,570     $ 51,363      $ 96,690     $ 6,313
                             =======     ========      ========       ========   ========     ========      ========     =======



                           TEMPLETON   PARTICIPANT
                             FOREIGN      LOAN
                           INCOME FUND    FUND          TOTAL
                           ---------  -----------       -----

ASSETS

INVESTMENTS

   Aetna Life Insurance
   Contract GIC                                      $   6,626

   HII Common Stock                                     92,608

   Equity Funds             $ 4,243                    201,275

   Fixed Income Funds                                   74,779

   Loans to Participants              $ 11,052          11,052
                            -------   --------      ----------

   TOTAL INVESTMENTS          4,243     11,052         386,340

RECEIVABLES

   Dividends and Interest                                  206
   Fund Transfers, net
                            -------   --------      ----------

   TOTAL RECEIVABLES                                       206
                            -------   --------      ----------


NET ASSETS AVAILABLE
FOR BENEFITS                $ 4,243   $ 11,052      $  386,546
                            =======   ========      ==========


The accompanying notes are an integral part of these financial statements.

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1997

                                 (IN THOUSANDS)


                                                            AMERICAN                                              AMERICAN
                               NORAM ENERGY   COMPANY        EXPRESS       AMERICAN   AMERICAN     AMERICAN       EXPRESS
                                   CORP.      COMMON        TRUST U.S.      EXPRESS   EXPRESS      EXPRESS          NEW
                                POOLED GIC    STOCK         GOVERNMENT     SELECTIVE   MUTUAL    TRUST EQUITY    DIMENSIONS
                                   FUND       FUND        SECURITIES FUND    FUND       FUND      INDEX FUND        FUND
                               ------------   -------     ---------------  ---------  --------   ------------    ----------

ASSETS

INVESTMENTS

    Federal Income Fund          $   144

    Aetna Life Insurance
    Contract GIC                  11,668

    Company Common Stock                     $ 74,254

    Money Market Trust Fund          375          126

    Equity Funds                                                                       $ 41,838      $ 40,064      $ 80,258

    Fixed Income Funds                                        $ 49,947     $ 20,242

    Loans to Participants
                                 -------     --------         --------     --------    --------      --------      --------

    TOTAL INVESTMENTS             12,187       74,380           49,947       20,242      41,838        40,064        80,258
                                 -------     --------         --------     --------    --------      --------      --------

RECEIVABLES

    Participant Contributions                      79               42           28          61            59           119
    Employer Contributions                         66               33           24          50            47            99
    Dividends and Interest         1,284        1,034              236
                                 -------     --------         --------     --------    --------      --------      --------

    TOTAL RECEIVABLES              1,284        1,179              311           52         111           106           218
                                 -------     --------         --------     --------    --------      --------      --------

NET ASSETS AVAILABLE
FOR BENEFITS                     $13,471     $ 75,559         $ 50,258     $ 20,294    $ 41,949      $ 40,170      $ 80,476
                                 =======     ========         ========     ========    ========      ========      ========

                                  AMERICAN
                                   EXPRESS
                                  DIVERSIFIED    TEMPLETON   PARTICIPANT
                                 EQUITY INCOME    FOREIGN       LOAN
                                     FUND       INCOME FUND     FUND       TOTAL
                                 -------------  -----------  -----------   -----

ASSETS

INVESTMENTS

    Federal Income Fund                                                  $     144

    Aetna Life Insurance
    Contract GIC                                                            11,668

    HII Common Stock                                                        74,254

    Money Market Trust Fund                                                    501

    Equity Funds                    $ 5,368       $ 4,881                  172,409

    Fixed Income Funds                                                      70,189

    Loans to Participants                                     $ 10,106      10,106
                                    -------       -------     --------   ---------

    TOTAL INVESTMENTS                 5,368         4,881       10,106     339,271
                                    -------       -------     --------   ---------

RECEIVABLES

    Participant Contributions            14            14                      416
    Employer Contributions               10            10                      339
    Dividends and Interest                                                   2,554
                                    -------       -------     --------   ---------

    TOTAL RECEIVABLES                    24            24                    3,309
                                    -------       -------     --------   ---------

NET ASSETS AVAILABLE
FOR BENEFITS                        $ 5,392       $ 4,905     $ 10,106   $ 342,580
                                    =======       =======     ========   =========


The accompanying notes are an integral part of these financial statements.

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                 (IN THOUSANDS)


                                                                     AMERICAN
                                       NORAM ENERGY       COMPANY     EXPRESS        AMERICAN     AMERICAN      AMERICAN
                                          CORP.           COMMON     TRUST U.S.       EXPRESS     EXPRESS        EXPRESS
                                        POOLED GIC        STOCK      GOVERNMENT      SELECTIVE     MUTUAL      TRUST EQUITY
                                          FUND            FUND     SECURITIES FUND     FUND        FUND         INDEX FUND
                                       ------------       -------  ---------------   ---------    --------     ------------

INVESTMENT INCOME

   Dividends                                            $  4,219                    $  1,465      $  5,768      $      2
   Interest                                                           $  2,624

Net appreciation (depreciation)
   in fair value of investments            $   571        15,297                         201        (1,966)       11,371
                                           -------      --------      --------      --------      --------      --------

   TOTAL                                       571        19,516         2,624         1,666         3,802        11,373
                                           -------      --------      --------      --------      --------      --------

CONTRIBUTIONS

   Participant                                             1,749         1,214           746         1,582         1,737
   Employer                                                1,273           788           598         1,249         1,289
                                           -------      --------      --------      --------      --------      --------

   TOTAL                                                   3,022         2,002         1,344         2,831         3,026
                                           -------      --------      --------      --------      --------      --------

Rollovers                                                     33             1            11            12           155

Fund Transfers, net                         (6,487)        1,005         8,887         1,121        (1,436)          557

Participant distributions                     (929)       (6,487)      (10,440)       (2,727)       (4,588)       (3,918)
                                           -------      --------      --------      --------      --------      --------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                   (6,845)       17,089         3,074         1,415           621        11,193

NET ASSETS AVAILABLE
   FOR BENEFITS:

BEGINNING OF YEAR                           13,471        75,559        50,258        20,294        41,949        40,170
                                           -------      --------      --------      --------      --------      --------

END OF YEAR                                $ 6,626      $ 92,648      $ 53,332      $ 21,709      $ 42,570      $ 51,363
                                           =======      ========      ========      ========      ========      ========

                                          AMERICAN      AMERICAN
                                          EXPRESS        EXPRESS
                                            NEW         DIVERSIFIED   TEMPLETON     PARTICIPANT
                                         DIMENSIONS   EQUITY INCOME    FOREIGN         LOAN
                                            FUND          FUND        INCOME FUND      FUND         TOTAL
                                         ----------   -------------   -----------   -----------     -----

INVESTMENT INCOME

   Dividends                              $  5,605      $    704       $   471                   $  18,234
   Interest                                                                                          2,624

Net appreciation (depreciation)
   in fair value of investments             16,378           (49)         (694)                     41,109
                                          --------      --------       -------      --------     ---------

   TOTAL                                    21,983           655          (223)                     61,967
                                          --------      --------       -------      --------     ---------

CONTRIBUTIONS

   Participant                               3,344           433           345                      11,150
   Employer                                  2,603           268           231                       8,299
                                          --------      --------       -------      --------     ---------

   TOTAL                                     5,947           701           576                      19,449
                                          --------      --------       -------      --------     ---------

Rollovers                                       80            60                                       352

Fund Transfers, net                         (4,242)          360          (711)          946

Participant distributions                   (7,554)         (855)         (304)                    (37,802)
                                          --------      --------       -------      --------     ---------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                   16,214           921          (662)          946        43,966

NET ASSETS AVAILABLE
   FOR BENEFITS:

BEGINNING OF YEAR                           80,476         5,392         4,905        10,106       342,580
                                          --------      --------       -------      --------     ---------

END OF YEAR                               $ 96,690      $  6,313       $ 4,243      $ 11,052     $ 386,546
                                          ========      ========       =======      ========     =========


The accompanying notes are an integral part of these financial statements.

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)


                                                                             AMERICAN
                                              NORAM ENERGY     COMPANY       EXPRESS        AMERICAN     AMERICAN     AMERICAN
                                                 CORP.         COMMON       TRUST U.S.       EXPRESS     EXPRESS      EXPRESS
                                               POOLED GIC      STOCK        GOVERNMENT      SELECTIVE     MUTUAL    TRUST EQUITY
                                                 FUND          FUND       SECURITIES FUND     FUND         FUND      INDEX FUND
                                              ------------     -------    ---------------   ---------    --------   ------------

INVESTMENT INCOME

 Dividends                                                    $  3,568                     $  1,389      $  6,014
 Interest                                        $    520                     $  2,474

Net appreciation (depreciation)
   in fair value of investments                        55       17,721                          186           579     $  9,290
                                                 --------     --------        --------     --------      --------     --------

   TOTAL                                              575       21,289           2,474        1,575         6,593        9,290
                                                 --------     --------        --------     --------      --------     --------

CONTRIBUTIONS

   Participant                                                   2,193           1,209          820         1,690        1,546
   Employer                                                      1,812           1,210          691         1,404        1,232
                                                 --------     --------        --------     --------      --------     --------

   TOTAL                                                         4,005           2,419        1,511         3,094        2,778
                                                 --------     --------        --------     --------      --------     --------

Rollovers                                               4            7              81           79            51           23

Fund Transfers, net                               (23,684)     (14,433)         14,984        2,245         3,134        4,749

Participant distributions                          (1,352)      (3,346)         (8,871)      (2,063)       (3,555)      (2,852)
                                                 --------     --------        --------     --------      --------     --------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                         (24,457)       7,522          11,087        3,347         9,317       13,988

NET ASSETS AVAILABLE
   FOR BENEFITS:

BEGINNING OF YEAR                                  37,928       68,037          39,171       16,947        32,632       26,182
                                                 --------     --------        --------     --------      --------     --------

 END OF YEAR                                     $ 13,471     $ 75,559        $ 50,258     $ 20,294      $ 41,949     $ 40,170
                                                 ========     ========        ========     ========      ========     ========

                                                AMERICAN       AMERICAN
                                                EXPRESS         EXPRESS
                                                  NEW         DIVERSIFIED    TEMPLETON  PARTICIPANT
                                               DIMENSIONS    EQUITY INCOME    FOREIGN      LOAN
                                                  FUND           FUND       INCOME FUND    FUND       TOTAL
                                               ----------    -------------  ----------- -----------   -----

INVESTMENT INCOME

 Dividends                                      $  5,986       $   649      $   542                 $ 18,148
 Interest                                                                                              2,994

Net appreciation (depreciation)
   in fair value of investments                    8,983           (13)        (491)                  36,310
                                                --------       -------      -------     --------    --------

   TOTAL                                          14,969           636           51                   57,452
                                                --------       -------      -------     --------    --------

CONTRIBUTIONS

   Participant                                     3,324           321          327                   11,430
   Employer                                        2,710           241          237                    9,537
                                                --------       -------      -------     --------    --------

   TOTAL                                           6,034           562          564                   20,967
                                                --------       -------      -------     --------    --------

Rollovers                                             74            29           51                      399

Fund Transfers, net                                6,385         2,826        2,707        1,087

Participant distributions                         (3,886)         (379)        (124)                 (26,428)
                                                --------       -------      -------     --------    --------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                         23,576         3,674        3,249        1,087      52,390

NET ASSETS AVAILABLE
   FOR BENEFITS:

BEGINNING OF YEAR                                 56,900         1,718        1,656        9,019     290,190
                                                --------       -------      -------     --------    --------

 END OF YEAR                                    $ 80,476       $ 5,392      $ 4,905     $ 10,106    $342,580
                                                ========       =======      =======     ========    ========


The accompanying notes are an integral part of these financial statements.

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


1.       ACCOUNTING POLICIES

         In accordance with the provisions of the NorAm Energy Corp. Employee Savings and Investment Plan ("Plan"), the financial records of the Plan are kept and the valuations of accounts of participating employees ("Participants") are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value. The Plan's guaranteed investment contracts are not fully-benefit responsive and, as such are valued at fair value as of December 31, 1998 and 1997.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         Certain 1997 balances have been reclassed to conform to the 1998 presentation.

2.       SUMMARY OF THE PLAN

         DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all qualified Employees' of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the Participant's contributions and with allocations of (a) the Reliant Energy Resources, Inc., formerly NorAm Energy Corp. ("Resources") contributions and, (b) Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant earnings or account balances, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that could be provided from the Participant's vested account.

         PARTICIPATION

         Reliant Energy, Incorporated, formerly Houston Industries Incorporated ("Company") acquired Resources during 1997 (see Note 5). The Plan covers eligible employees of Resources excluding certain employees of the Minnegasco Division. The Plan is designed to comply in all material respects with ERISA. An employee is eligible for participation as of the first day of the calendar quarter coincident with or next following
         (i) his rehire date or (ii) one month and one day following his hire date. Temporary and part-time employees are eligible to participate after completion of at least 1,000 Hours of Service in a year. The Plan excludes nonresident aliens with no earned income from U.S. sources, employees (other than hourly paid Entex Division employees) who are covered by a collective bargaining agreement that does not expressly provide for participation in the Plan, and leased employees. Each Participant may contribute to the Plan annually an amount equal to any whole percentage from 1% to 12% of their compensation.

         The maximum amount that a participant may elect to defer as a pre-tax contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the participant participates was limited to $10,000 in 1998 and $9,500 in 1997. The limit for 1999 is $10,000, to be adjusted annually thereafter for inflation. The Company matches 100% of a Participant's contributions to a maximum of 6% of a Participant's compensation.

         INVESTMENT PROGRAM

         In accordance with the Plan, various investment funds are maintained by the trust. Investment of the Plan's assets into each of the separate funds is based on the specifications of the Participant, in 5% increments. The objective of each of the funds is outlined below:

         NORAM ENERGY CORP. POOLED GIC FUND: Invested primarily in a guaranteed investment contract with an insurance company.

         COMPANY COMMON STOCK FUND (FORMERLY NORAM ENERGY CORP. POOLED COMMON STOCK FUND): Invested primarily in shares of common stock of the Company.

         AMERICAN EXPRESS TRUST U.S. GOVERNMENT SECURITIES FUND: Invests in short-term bond or debt instruments guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities.

         AMERICAN EXPRESS SELECTIVE FUND: Invests in a portfolio of primarily high-quality corporate bonds, government securities and money market securities.

         AMERICAN EXPRESS MUTUAL FUND: Invests in a portfolio of common stocks, which offer capital appreciation, and in senior securities, such as bonds and preferred stocks, that offer fixed interest and dividend payments.

         AMERICAN EXPRESS TRUST EQUITY INDEX FUND: Invests primarily in medium-to-large, well-established companies offering both long-term capital appreciation and income potential.

         AMERICAN EXPRESS NEW DIMENSIONS FUND: Invests in a portfolio of primarily common stocks of U.S. and foreign companies in which powerful economic and technical changes may take place. Such companies may also have demonstrated excellent technology, marketing or management expertise.

         AMERICAN EXPRESS DIVERSIFIED EQUITY INCOME FUND: Invests in a portfolio of medium to large, well-established companies that offer long-term capital growth potential as well as reasonable income from dividends and interest.

         TEMPLETON FOREIGN INCOME FUND: Invests primarily in common stocks of companies outside the U.S., as well as preferred stocks and certain debt securities.

         GUARANTEED INVESTMENT CONTRACT

         In accordance with American Institute of Certified Public Accountants issued Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" ("Statement"), which was implemented by the Plan during the year ended December 31, 1996. This Statement requires that investment contracts with insurance companies which are fully-benefit responsive be recorded at contract value and contracts which are not fully-benefit responsive are recorded at fair value. The Plan's guaranteed investment contracts are not fully-benefit responsive and, as such are valued at fair value as of December 31, 1998 and 1997. Contract value represents contributions made under the contracts plus interest, less withdrawals made by Participants and distributions to former Participants. Fair value, which does not differ materially from cost, is based upon the net present value of the guaranteed investment contracts at December 31, 1998 and 1997. The Plan's guaranteed investment contracts contain penalties for early withdrawal or termination.

         PLAN ADMINISTRATION

         The Benefits Committee appointed by the Board of Directors of the Company, is responsible for directing American Express Trust (the "Trustee"), in the day to day administration of the Plan. Any administrative expenses not paid by Resources are borne by the Plan.

         DISTRIBUTIONS AND FORFEITURES

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement at or after the Participant's attainment of age 65. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his employee contribution account plus the vested portion of his matching contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

                                                                 PARTICIPANT'S
         YEARS OF                                                   VESTED
         SERVICE                                                  PERCENTAGE

         Less than 2......................................             0%
         Two but less than three..........................            20%
         Three but less than four.........................            40%
         Four but less than five..........................            60%
         Five but less than six...........................            80%
         Six or more......................................           100%

         Amounts forfeited upon distribution are held separately until the end of the plan year in which the terminated employee incurs five consecutive one year breaks in service. Subsequently, the amount forfeited by a Participant is applied to reduce the Company's contribution to the Plan. Employee forfeitures for the years ended December 31, 1998 and 1997 were not significant to the Plan.

         A terminated Participant may receive a lump sum final distribution of the vested amount accumulated in each Participant's account upon written request. Immediate lump sum distributions are made for accounts which do not exceed $5,000.

         PARTICIPANT LOANS

         A Participant may borrow against amounts attributable to his vested account balance. The maximum amount that a Participant may borrow is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, or (ii) 50% of the value of the Participant's vested account balance under the Plan. The minimum amount which may be borrowed is $1,000. A Participant may have only one loan outstanding at any one time. Interest rates are fixed at the prime rate prevailing at the loan's inception plus one percent. Interest rates are fixed for the term of the loan at the time of loan origination and ranged from 7% to 10% for loans outstanding as of December 31, 1998. Principal and interest payments are paid ratably through monthly payroll deductions over a term not to exceed sixty months. Participants' account balances are used as collateral for the loans. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund.

         TERMINATION OF THE PLAN

         Resources may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested and entitled to distributions respecting his account.

3.       FEDERAL INCOME TAXES

         No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service ("IRS") determined and informed the Company by a letter dated October 10, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("Code"). Although the Plan was amended subsequent to that date, the Benefits Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. Participant withdrawals of After-tax Contributions made to the Plan prior to 1987, are excludable from the Participant's gross income for federal income tax purposes. The After-tax Contributions made by a Participant will not be deductible by the Participant. However, Participant withdrawals of amounts attributable to earnings on such After-tax Contributions are subject to federal income tax. Participant withdrawals of amounts attributable to Pre-tax Contributions or Employer Contributions are subject to federal income tax when distributed.

4.       RELATED PARTY TRANSACTIONS

         The Trustee is authorized under contract provisions and by ERISA regulations providing administrative and statutory exemptions, to invest in funds under its control and in securities of the Company. During 1998 and 1997, the Trustee purchased and sold units of the Company's and Resources common stock and American Express Trust Funds as temporary investments, which are shown below:

                                                                              1998                1997
                                                                          ------------        ------------

         PURCHASES         Company's Common Stock                         $ 25,536,337        $ 11,497,638
                           Trustee                                          77,159,722         134,156,049

         SALES             Company's Common Stock                         $ 22,479,514        $ 23,155,437
                           Trustee                                          69,118,446          91,680,576


5. MERGER WITH RELIANT ENERGY, INCORPORATED (FORMERLY HOUSTON INDUSTRIES INCORPORATED)

         On August 6, 1997, Resources was merged with and into a subsidiary of the Company and became a wholly owned subsidiary of the Company (the "Merger"). Consideration for the purchase of Resources Common Stock was a combination of cash and the Company's Common Stock. As a result of the Merger, the Plan Participants received cash and the Company's Common Stock as Merger consideration in exchange for their Resources Common Stock. The cash portion of the merger consideration was automatically invested based upon Participant investment elections. The Merger Agreement stipulates that the Company, for a period of one year subsequent to the consummation of the Merger will continue or cause to be continued, without adverse change to any employee or former employee, all Resources benefit plans.

6.       SUBSEQUENT EVENT

         Effective April 1, 1999, the Plan was merged into the Reliant Energy, Incorporated Savings Plan (formerly the Houston Industries Incorporated Savings Plan). The Plan had aggregate net assets available for benefits of approximately $344 million on April 1, 1999 that were transferred into the Company's Savings Plan. Management believes that the merger was a tax exempt transaction under the applicable provisions of the Internal Revenue Code.

ITEM 27a - Schedule of Assets Held for Investment Purposes
EIN 74-0694415; PN: 033

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                      ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998
                    (in thousands, except shares and units)

                                                           MATURITY    RATE OF           PAR                      CURRENT
             DESCRIPTION OF ASSET                            DATE      INTEREST      VALUE/SHARES      COST        VALUE
             --------------------                          --------    --------      ------------      ----       -------

Guaranteed Investment Contracts
  Aetna #LT-13938                                          01/04/99      8.75%         6,625,624    $   6,626   $   6,626



*Company Common Stock Fund                                                                 2,883       52,234      92,608

*American Express Trust U.S. Government Securities Fund                               53,040,603       53,041      53,041

*American Express Selective Fund                                                       2,344,009       21,389      21,738

*American Express Mutual Fund                                                          3,273,576       43,200      42,635

*American Express Trust Equity Index Fund                                              1,463,693       29,498      51,253

*American Express New Dimensions Fund                                                  3,356,961       67,380      96,832

*American Express Diversified Equity Income Fund                                         675,963        6,486       6,312

Templeton Foreign Income Fund                                                            505,733        5,164       4,243
                                                                                                    ---------   ---------

   TOTAL                                                                                            $ 285,018   $ 375,288
                                                                                                    =========   =========

Participant Loans, interest rate at prime plus 1%                                                               $  11,052
                                                                                                                =========

*Party-in-interest

Item 27d - Schedule of Reportable Transactions
EIN 74-0694415; PN: 033

            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                           5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                 CURRENT VALUE
                                                PURCHASE         SELLING          COST OF        ON TRANSACTION     NET GAIN
            DESCRIPTION                          PRICE            PRICE            ASSET              DATE          OR (LOSS)
            -----------                         --------         -------          -------        --------------     ---------

SINGLE TRANSACTIONS

None

SERIES OF TRANSACTIONS

*American Express Mutual  Fund
92 Purchases                                   $10,664,125                                           $10,664,125
182 Sales                                                      $ 7,945,890       $ 7,400,935                       $   544,955

*American Express New Dimensions Fund
Fund, Inc.
112 Purchases                                   17,055,076                                            17,055,076
176 Sales                                                       16,919,577        12,001,987                         4,917,590

*American Express Trust U.S. Government
Securities Fund
301 Purchases                                   32,145,719                                            32,145,719
130 Sales                                                       29,071,542        29,071,542

*American Express Trust Equity Index Fund
108 Purchases                                    8,219,140                                             8,219,140
141 Sales                                                        8,490,963         5,024,227                         3,466,736

*Company Common Stock Fund
83 Purchases                                    25,536,337                                            25,536,337
164 Sales                                                       22,479,514        10,131,436                        12,348,078


*Party-in-interest

                                   SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


            NORAM ENERGY CORP. EMPLOYEE SAVINGS AND INVESTMENT PLAN


                      By /s/ Lee W. Hogan
                         -----------------------------------
                         (Lee W. Hogan, Chairman of the
                             Benefits Committee of
                         Reliant Energy, Incorporated,
                              Plan Administrator)


June 25, 1999

                               INDEX TO EXHIBITS



Exhibit
Number             Description
------             -----------

  23               Independent Auditor's Consent